Exhibit 12.1

Buckeye Partners, L.P.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Six months ended June 30,	Years ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations before taxes (1)	$272,157	$438,954	$333,046	$348,507	$231,070	$285,472
Equity income (greater than) less than distributions	(3,964)	(1,273)	(10,795)	(3,931)	(2,775)	(3,778)
Less: Capitalized interest (2)	(1,477)	(20,398)	(9,364)	(6,501)	(8,796)	(7,187)
Total earnings	$266,716	$417,283	$312,887	$338,075	$219,499	$274,507
Fixed Charges:
Interest and debt expense	$95,617	$171,330	$171,235	$130,920	$114,980	$119,561
Capitalized interest	2,085	21,257	9,903	7,007	9,238	7,583
Portion of rentals representing an interest factor	5,516	10,328	8,883	8,217	8,894	7,400
Total fixed charges	$103,218	$202,915	$190,021	$146,144	$133,112	$134,544
Earnings available for fixed charges	$369,934	$620,198	$502,908	$484,219	$352,611	$409,051
Ratio of earnings to fixed charges	3.58	3.06	2.65	3.31	2.65	3.04

(1)         Excludes income attributable to noncontrolling interests.

(2)         Excludes amortization of capitalized interest of $0.6 million, $0.9 million, $0.5 million, $0.5 million, $0.4 million and $0.4 million for the six months ended June 30, 2016 and the years ended December 31, 2015, 2014, 2013, 2012 and 2011, respectively.